[letterhead of Applied Digital Solutions]

                    December 10, 2004

Division of EDGAR Policy
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

VIA FACSIMILE

Re:   Applied Digital Solutions Form S-8
  Accession Number 0001068800-04-000692

Dear Sir:

On December 9, 2004, a third-party filing agent transmitted the above-referenced filing on behalf of Applied Digital Solutions. The filing agent inadvertently filed the same document two times.

Accession Number 0001068800-04-000692 is an exact duplicate of Accession Number 0001068800-04-000691.

Therefore, the registrant respectfully requests that the EDGAR system be modified to delete the above-referenced filing. If you have any questions or need further information, please feel free to contact the undersigned.

Very truly yours,

/s/ Lorraine M. Breece

Lorraine M. Breece
Vice President, Chief Accounting Officer